1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 28, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/07/24:	Supplemental information related to the unsecured corporate bond issuance approved by Board of Directors dated August 9th, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Supplemental information related to the unsecured corporate bond issuance approved by Board of Directors dated August 9th, 2024

Date of events: 2025/07/24

Contents:

1.
Date of the board of directors resolution: NA
2.
Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: 1st issue of unsecured corporate bond in 2025 of Chunghwa Telecom Co., Ltd. (Sustainability Bond)
3.
Whether to adopt shelf registration (Yes/No): No
4.
Total amount issued: NT$3.5 billion
5.
Face value per bond: NT$10 million
6.
Issue price: At par
7.
Issuance period: 5 years
8.
Coupon rate: 1.73% p.a.
9.
Types, names, monetary values and stipulations of collaterals: None
10.
Use of the funds raised by the offering and utilization plan:

Investment for environmental protection or social development projects

11.
Underwriting method: Public offering through underwriting
12.
Trustees of the corporate bonds: Bank of Taiwan
13.
Underwriter or agent: KGI Securities Co., Ltd. as the lead underwriter
14.
Guarantor(s) for the issuance: None
15.
Agent for payment of the principal and interest: Bank of Taiwan (Hsinyi Branch)
16.
Certifying institution: N/A
17.
Where convertible into shares, the rules for conversion: N/A
18.
Sell-back conditions: N/A
19.
Buyback conditions: N/A
20.
Reference date for any additional share exchange, stock swap, or subscription: N/A
21.
Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A
22.
Any other matters that need to be specified: None